Via Facsimile and U.S. Mail
Mail Stop 6010

September 17, 2008

Mr. Stanton Nelson
Chief Executive Officer
Graymark Healthcare, Inc.
101 N. Robinson, Ste. 920
Oklahoma City, OK 73102

Re: Graymark Healthcare, Inc.
Form 10-K for the Year Ended December 31, 2007
Filed March 28, 2008
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 14, 2008
File No. 000-50638

Dear Mr. Nelson:

We have reviewed the above filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2007

<u>Item 9A. Controls and Procedures, page 34</u>

1. Please revise your disclosure to state the framework used by the management to evaluate the effectiveness of internal control over financial reporting. Refer to Item 308T(a)(2) of Regulation S-K.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1 – Nature of Business, page F-7

2. You disclose "For financial reporting purposes, ApothecaryRx and SDC Holding were considered the acquiring entities and historical financial statements prior to December 31, 2007 reflect the activities of ApothecaryRx and SDC Holdings as adjusted for the effect of the recapitalization which occurred at the merger date." Please explain to us how both ApothecaryRx and SDC Holding can be considered the acquiring entity. In your response please address the guidance in paragraphs 16 – 18 of SFAS 141, clarify the meaning of "the recapitalization which occurred at the merger date", and address how you evaluated the relationships between the parties to this transaction in determining the absence of common control.

3. Please explain to us your basis for the immediate impairment of acquired goodwill equal to 100% of the amount recorded on the date of merger.

Note 5 – Goodwill and Other Intangibles, page F-15

4. Please explain to us your consideration of the factors listed in paragraph 11 of SFAS 142 to support your determination that customer lists have a useful life of 15 years. Revise your disclosure to clarify the amortization method used for customer lists.

Form 10-Q for the Quarterly Period Ended June 30, 2008

Note 6 – Capital Structure, page 11

5. Please tell us how the conversion price of the notes settled during January 2008 was determined and how you accounted for the settlement of the notes.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant